EXHIBIT 99.1

Student Transportation Inc. Closes Deal to Acquire California Assets

Deal Arrives Ahead of Schedule Due to Successful Transition

WALL, N.J., Feb. 10, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB) and its subsidiary Student Transportation of America (STA) announced it has closed the acquisition of assets from two California operations of Atlantic Express. STI's subsidiary SchoolWheels Direct has been managing the operations of the fleet for the past month.

SchoolWheels Direct, a logistics and management services company, was hired after approval by the debtors and bankruptcy court to ensure customers and employees that there would be a smooth transition until such time STA and the various parties involved with Atlantic Express could complete an Asset Purchase Agreement.

"We are pleased to be able to close the transaction sooner than we anticipated," said STI Regional Vice President Don Kissell. "We were able to hit the ground running just after the holidays to be ready when the students went back to school. The cooperation we received from various state and local officials to ensure thousands of children had safe transportation was just remarkable. The SchoolWheels Direct management team was able to provide continuity of service which was extremely important to the local customers, the court and both of the companies."

STA management has already met with the staff and drivers, as well as every customer to answer questions and identify the goals to accomplish moving forward. The company felt it was important to address any concerns involved with such a quick turnaround, but is confident that it can begin improving operations and implementing programs right away. "The entire process and customer response has gone so well that we were able to move up the closing of the transaction," added Kissell. "We have a tremendous reputation in the State and that certainly helped."

STI previously announced after the completion of a negotiated Asset Purchase Agreement it would acquire 425 vehicles and assume over $26 million in annualized contracted revenues. The transaction will add substantially to the regional density of the company's existing operations in California. The company noted it has also recently renewed one of its largest existing contracts with the Los Angeles Unified School District for an additional five years.

Kissell added, "We were able to prove ourselves to many folks who left on holiday and came back to a new provider and no service disruptions. We know this is a local business and our team here in California is very excited to welcome in over 500 new employees to the STA Family of companies."

About Student Transportation Inc.

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier of school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

About SchoolWheels Direct

SchoolWheels Direct is dedicated to providing parents and school districts across North America with safe, secure, and reliable transportation services. We partner with some of the most trusted service providers in transportation, security, and technology in order to make your child's travel to and from school a one-of-a-kind, safe experience. Our flexible approach to Contracted Management Services provides school districts operational and financial alternatives in fulfilling their student transportation services. For more information, please visit www.schoolwheels.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, the ability of STI to satisfy the conditions to completing the Offering, STI"s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI"s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. The assumptions made in making forward-looking statements are referred to in the public filings of the Company. The assumptions made in making forward-looking statements in this press release include the assumption that STI will be in a position to satisfy the conditions in respect of the Offering and complete the Offering.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com